Sacks Parente Golf, Inc.

551 Calle San Pablo

Camarillo, CA 93012

September 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Sacks Parente Golf, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 10, 2024
File No. 333-281664

Ladies and Gentlemen:

By letter dated September 16, 2024, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Sacks Parente Golf, Inc. (the “Company”) with additional comments on the Company’s Amendment No. 1 to Registration Statement on Form S-3, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Amendment No. 1 to Registration Statement on Form S-3 filed September 10, 2024

General

1.	We note your response to comment 1, however, we are not able to conclude that the referenced reports were filed timely and consequently, it does not appear that you are eligible to use Form S-3. Please amend your registration statement to file on an appropriate form or, if you wish to seek a waiver in connection your S-3 eligibility, please contact the Office of Chief Counsel in the Division of Corporation Finance at (202) 551-3500.

COMPANY’S RESPONSE

The Company continues to believe that the filings were timely made. Pursuant to General Instructions B1, a report is required to be filed upon the occurrence of the events referenced in the instructions.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Thomas Jones

With specific regard to the departure of Scott White, the Company’s believes that the applicable event which triggered the requirement to file was the receipt by the Company of a release from Mr. White which was received on May 10, 2024, the date of the filing. Prior to such receipt, the departure was not effective, and Mr. White was the Company’s Chief Operating Officer.

With regard to the appointment of Gregor Campbell as the Company’s Executive Chairman, the Company believes that the event which triggered the requirement to file was the receipt of the executed resolutions from one of the directors who had been out of the country. The Company received the resolutions on July 26, 2024, the date of the filing. The Company’s position is that the effective date of Mr. Campbell appointment was when all of the executed resolutions were received.

The Company’s acknowledges that the Current Reports on Form 8-K may not reflect the foregoing and, in particular, the cover page referencing the Date of earliest event reported., Accordingly, if the Staff so requests, the Company will amend the Forms.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 818-469-4200 or dficksman@troygould.com.

Sincerely,

Sacks Parente Golf, Inc.

/s/ Gregor Campbell
By:	Gregor Campbell
Executive Chairman, Chief Executive Officer

cc: David L. Ficksman